EXHIBIT 1

Angola Telecom Places First-Time Order for ECtel’s
Fraud Management Solution

The Deal, Awarded to ECtel and its Partner, the LR Group, Reinforces the Company’s Leadership as Revenue-Management Provider in Africa

ROSH HA’AYIN, Israel – September 15, 2009 – ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers, announced today that Angola Telecom, the principal telecommunications company in Angola, selected ECtel’s fraud management solution to protect revenue through real-time detection and prevention of fraud losses.

ECtel was selected for this project together with LR Group, a leading company operating worldwide in financing, managing, developing, producing, and maintaining medium and large scale national projects, with a special focus on Africa.

 “ECtel’s FraudView® provides us with the tools to maximize our revenue potential and prevent fraud losses critical in a fast growing company such as ours,” said Dr Antonio Alberto Briffel Neto, Administrator of Angola Telecom. “As the country's leading national, international and domestic communications provider, we require the innovation and flexibility provided by ECtel's leading solution, offering us an unparalleled fraud management solution. Not only did ECtel provide us with the market’s best solution, but they packaged it together with supreme service and support as well.”

Angola Telecom, Angola’s primary telecommunications provider, currently serves over 110,000 Angolan customers, and is the country’s international gateway for communication.

ECtel’s FraudView provides Angola Telecom with a wide variety of unique, state-of-the-art fraud detection and prevention technologies, including risk management systems, new subscriber evaluation, best in class network traffic and usage monitoring.

FraudView, the most comprehensive fraud management solution for telecom operators, is designed to meet the needs of wireline, wireless, convergent and next generation communication service providers. FraudView enables real-time detection and prevention of numerous fraud types, both internal and external, allowing its users to stem revenue losses across all business lines and services. Deployed at over 75 operators worldwide, FraudView boasts the industry's largest installed base for wireline and wireless operators and the market's first solutions supporting 3G and VoIP networks.

“We are excited to work with Angola Telecom, one of Africa’s leading telecom providers, as we continue to place substantial emphasis on this fast growing region,” said Mr. Itzik Weinstein, President and CEO of ECtel. “This order from Angola Telecom attests to our commitment to the African region and establishes ECtel as one of the leading revenue management providers in Africa.”

About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices and presence in the Americas, Europe and Asia. For more information, visit www.ectel.com.

About Angola Telecom
Angola Telecom, the Telecommunications Company of Angola, is the principal telecommunications company in Angola. It is the Angolan entity with the highest national and international presence. It offers a diversified product portfolio in which quality and innovation are the hallmark. Angola Telecom is a Public Company, established by Decree no 10/92, dated 6 March 1992, as result of the merger of two former parastatals, Enatel and Eptel. Until the creation of Angola Telecom, telecommunications in Angola was the responsibility of two state-owned operators; Eptel, responsible for international communications and Enatel, for domestic communications. For more information, visit www.angolatelecom.com.

About LR Group
Since its founding in 1985, LR Group operates worldwide in financing, managing, developing  producing and maintaining medium and large scale national projects in emerging markets, with a special focus on Africa. LR Telecom is a leading global telecom turnkey integrator providing state-of-the-art solutions for governments, telecom services providers, and private sectors that specialize in the delivery of data and voice solutions. Years of worldwide field experience enable LR telecom to satisfactory meet design initiatives and to offer large scale cutting-edge telecommunications solutions. LR Telcom is involved in many areas among these are: Cellular, Satellite, IT, wireless and radio transmission infrastructures. The group is based in Israel and operates through a network of associated companies worldwide in collaboration with hosting governments. For more information, visit www.LR-group.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, ,the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:

Michael Neumann, Senior Vice President and CFO
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com

Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

Media Contact:
Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:

GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel:  617 418 3096 \  646 201 9246
Email: info@gkir.com